ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTE OF THE MEETING OF THE BOARD OF DIRECTORS OF OCTOBER 26, 2023 DATE AND TIME: On October 26, 2023, at 9:00 am. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The totality of the members elected, with the participation of the Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY ADOPTED: The proposal for the corporate restructuring was approved, with the total spin-off of Banco Itaú BBA S.A. and the merger, by the Company and Itaú BBA Assessoria Financeira S.A. (“Itaú BBA Assessoria”), of the spun-off portions, with the purpose of transferring the activities as follows: (a) all typical activities of financial institutions to the Company; and (b) all activities related to financial advisory, structuring and coordination of securities transactions to Itaú BBA Assessoria, and submitted for approval by the Company's General Stockholders' Meeting to be held on November 30, 2023. CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted this minute, which, after being read and approved by all, was signed. São Paulo (SP), October 26, 2023. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Cochairmen; Ricardo Villela Marino – Vice chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, and Pedro Luiz Bodin de Moraes – Board members. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence